Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 11 - 2011

FIRST QUARTER REPORT
MARCH 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aurizon reports unaudited financial results for the first quarter of 2011, which have been prepared on the basis of available information up to May 10, 2011.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.  All dollar amounts are in Canadian dollars unless otherwise stated. Our results are now being prepared in accordance with International Financial Reporting Standards (“IFRS”). All prior period information has been restated or reclassified for comparative purposes in accordance with IFRS.

First Quarter 2011 Highlights and Significant Items

▪

Gross profit of $18.0 million, 43% higher than $12.6 million in same quarter of 2010.

▪

Cash flow from operations of $14.5 million, 58% higher than $9.2 million in same quarter of 2010.

▪

Operating profit margin per ounce(1) increased 63% to US$771, due to higher realized gold prices.

▪

Gold production of 31,976 ounces.

▪

Profit of $2.4 million, or $0.02 per share, matching same period of 2010.

▪

Working capital of $152 million, including cash of $143 million.

▪

Establishment of US$50 million revolving credit facility.

“We continued to generate strong cash flow, fund aggressive exploration programs, and improve our financial capacity in the first quarter despite operational issues at Casa Berardi.” said David Hall, President and Chief Executive Officer. “As previously indicated the Casa Berardi mine plan had projected that the first quarter would be the weakest in terms of throughput, grade and ounces produced. We anticipate that operational and financial performance will strengthen going forward, particularly in the second half of the year. We have been very active on exploration at Casa Berardi, Joanna, Marban and Fayolle with encouraging results. We look forward to commencing our summer exploration programs at Rex South, Opinaca, Wildcat and Duverny during the second quarter of this year.”

FINANCIAL RESULTS

Financial review of the first quarter 2011

Profit of $2.4 million, or $0.02 per share, was achieved in the first quarter of 2011, matching profit of $2.4 million, or $0.02 per share, in the same period of 2010.  Results were positively impacted by rising operating profit margins and offset by the significant increase in exploration activities at Aurizon’s exploration properties, together with continued exploration and feasibility work at Joanna.  In addition, the comparative first quarter results in 2010 were positively impacted by non-cash derivative gains totalling $3.4 million.

Revenue from Casa Berardi operations increased 19% to $47.2 million in the first quarter of 2011 from the sale of 34,306 ounces of gold, compared to $39.8 million from the sale of 34,423 ounces of gold in the same quarter of 2010.  Net of realized derivative losses, revenues in the first quarter of 2010 were $36.3 million.  The average realized gold price was US$1,392 per ounce and the average Cad/US exchange rate was 0.98, compared to realized prices of US$1,010 per ounce at an average exchange rate of 1.04 in the same quarter of 2010.

1 See “Non-GAAP” measures on page 6.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 2

During the first quarter of 2011, 100% of gold sales were made at current market prices.  In the same quarter of 2010, 68% of the gold sales were delivered against gold call options at an average price of US$903 per ounce. The average London p.m. gold fix for the first quarter of 2011 was US$1,384 per ounce compared to US$1,109 per ounce for the same period of 2010.

Cost of sales for the first quarter of 2011, comprising operating costs and depreciation and amortization of $21.2 million and $8.0 million respectively totalled $29.2 million.  On a unit cost basis (1), total cash costs per ounce of gold sold were US$621 and depreciation and amortization was US$238 per ounce, for a total production cost of US$859 per ounce.

Gross profit of $18.0 million in the first quarter of 2011 increased significantly from $12.6 million for the same period of 2010.  Rising gold prices and the elimination of gold deliveries into call options at below market spot prices in the first quarter of 2011 allowed operating profit margins(2) to increase to US$771 per ounce compared to US$472 per ounce in the same quarter of 2010.

Exploration expenditures in the first quarter of 2011 rose to $7.1 million from $2.0 million in the same period of 2010. This is attributable to the seven new exploration properties acquired in 2010 together with continued exploration and feasibility work at Joanna.

General and administrative costs in the first quarter of 2011 totalled $6.1 million compared to $5.2 million for the same period of 2010.  Included in these costs are non-cash stock based compensation charges totalling $1.4 million compared to $3.0 million in the same period of 2010.  Also included in the first quarter 2011 administrative and general costs is a charge of $1.6 million representing the fair value of estimated employee incentive payments to be paid out in the future.

Income and resource taxes totalled $2.5 million down from $3.5 million for the same period of 2010 as a result of lower federal tax rates and fewer non-deductible costs in the first quarter of 2011.  In addition, in the first quarter of 2010, certain gold sales were delivered against call options at below market spot prices, whereas the provincial resource tax is assessed using market commodity prices, thereby resulting in a higher effective tax rate for that period.

Cash flow from operating activities increased in the first quarter of 2011 to $14.5 million, compared to cash flow of $9.2 million in the same period of 2010.  The increase in cash flow from a year ago is principally due to higher realized gold prices, partially mitigated by higher exploration expenditures.

Investing activities totalled $11.0 million in the first quarter of 2011 compared to $8.9 million for the same period of 2010.  Capital expenditures at Casa Berardi totalled $10.3 million in the first quarter of 2011, of which $7.0 million was on sustaining capital and development, and $3.3 million was on exploration activity.

Financing activities during the first quarter of 2011 included the establishment of a US$50 million revolving credit facility.  The costs associated with establishing this facility were $0.5 million.  In addition, $0.4 million was realized from incentive stock option exercises, resulting in a net cash outflow of $0.1 million in the first quarter 2011.

Balance Sheet

As at March 31, 2011, cash and cash equivalents increased to $142.8 million, compared to $139.3 million as at December 31, 2010.  Working capital remained unchanged at $152 million.

Credit Facility

On January 31, 2011, Aurizon established a US$50 million revolving credit facility with Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.  The revolving credit facility has an initial three year term and is secured by a charge over the assets of Aurizon.  Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes.  There are no hedging requirements under the terms of the credit facility.

1 See “Non-GAAP” measures on page 6.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 3

Casa Berardi

Summary of Key Operational Statistics
	2011	2010
	Q1	Q1	Q2	Q3	Q4
Operating results
Tonnes milled	161,036	178,648	182,487	169,913	191,697
Grade - grams/tonne	6.85	6.79	7.20	6.15	6.86
Mill recoveries - %	90.2%	90.2%	91.2%	89.1%	88.6%
Gold production - ozs	31,976	35,188	38,527	29,905	37,496
Gold sold - ozs	34,306	34,423	39,964	30,755	34,808
Per ounce data - US$(1)
Average realized gold price (i)	$1,392	$1,010	$1,082	$1,119	$1,376
Total cash costs (ii)	$621	$538	$504	$604	$531
Amortization (iii)	238	228	240	254	263
Total production costs (iv)	$859	$766	$744	$858	$794

Table footnotes:

(i)

Realized gold prices net of realized derivative gains or losses divided by ounces sold.

(ii)

Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

(iii)

Depreciation and amortization charges.

(iv)

Total cash costs plus depreciation and amortization charges.

Gold production from the Casa Berardi mine in the first quarter of 2011 totalled 31,976 ounces, 12% lower than plan and 9% lower than the first quarter 2010 production of 35,188 ounces.  Changes to the mining sequence were required in the first quarter of 2011 due to ground conditions, particularly in one stope in the eastern sector of Zone 113.  This impacted both ore throughput and ore grades.  Additionally, underground mining equipment downtime impacted productivities in the first quarter of 2011.  The 2011 capital budget provided for equipment replacements, which are scheduled to be delivered over the course of the year.

Lower daily ore throughput of 1,789 tonnes per day in the first quarter 2011 compared to 1,985 tonnes per day in the same quarter of 2010 was the principal factor for the lower gold production in 2011, as ore grades and metallurgical recoveries were similar in both quarters.  Unit operating costs(3) on a Canadian dollar per tonne basis in the first quarter of 2011 were 4% higher than plan at $129 per tonne, as a result of changes to the mining sequence and lower equipment availability impacting ore throughput.  Unit operating costs(3) in the same quarter of 2010 were $108 per tonne.

The anticipated higher unit operating costs on a per tonne basis in 2011, together with a strong Canadian dollar, resulted in total cash costs of US$621 per ounce in the first quarter of 2011, compared to US$538 in the same quarter of 2010.  A combination of a 19% increase in unit operating costs together with a 5% strengthening of the Canadian dollar resulted in the higher total cash costs per ounce compared to the same quarter of 2010.

1 See “Non-GAAP” measures on page 6.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 4

Rising gold prices and the elimination of deliveries against call options at below market spot prices which were required in the first quarter of 2010 has allowed operating profit margins(1) to increase to US$771 per ounce compared to US$472 per ounce in the same quarter of 2010.

Higher ore throughput and grades are anticipated for the balance of 2011, which is expected to result in lower total cash costs per ounce than those realized in the first quarter of 2011.

Casa Berardi Shaft Deepening

In the first quarter of 2011, a contract was awarded for the deepening of the West Mine production shaft from the 760 metre level down to the 1,080 metre level.  Shaft deepening is expected to commence in the second quarter and be completed toward the end of 2012.  The shaft will provide access to the lower portion of Zones 113, 118, and 123 from a drift at the 1,010 metre level. The estimated cost of the shaft deepening, drift access to Zones 118 and 123, and related infrastructure is approximately $32 million of which $13.6 million is budgeted for 2011.

Casa Berardi Exploration

Three surface rigs and eight to nine underground drill rigs were active at Casa Berardi during the quarter.  The surface drill rigs were primarily active exploring Zone 160 near the East mine mill facilities where there may be an opportunity to establish an open pit operation.  The underground drill rigs were primarily focused on infill and step out drilling of the upper extensions of Zones 118 and 123 from the 550 level drift as well as depth extensions of Zones 118 and 120.

OTHER PROPERTIES

Joanna Gold Development Property

Metallurgical test-work continued during the first quarter to evaluate and optimize alternate metallurgical processes to treat the Hosco ore with final results expected in the second quarter.

Four to five drill rigs were active in the first quarter completing 24,100 metres of drilling in proximity to the proposed Hosco pit and the Heva deposit, approximately 3 kilometres west of the proposed Hosco pit. The drilling in the first quarter was split between the two targets in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources.

Fayolle Property

Three to four drill rigs were active in the first quarter completing 16,600 metres of drilling that was divided between continued exploration of the Fayolle deposit defining the size and geometry of the deposit on a 25 - 50 metre drill spacing and exploration of similar geological targets within the 2 kilometre long gold bearing structure that crosses the property.

Aurizon can earn up to a 65% interest in the Fayolle property, subject to an underlying 2% net smelter royalty. The Fayolle Property comprises 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break and is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Marban Property

Two to three drill rigs were active in the first quarter completing 15,100 metres of drilling focusing on the lateral and depth extensions of the existing mineral resources.  The drilling to date has validated the geological and structural model of the deposit; established lateral and vertical continuity to the mineralized shear zones; and demonstrated the potential for both bulk tonnage and narrower higher-grade ore shoots.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

1 See “Non-GAAP” measures on page 6.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 5

ADDITIONAL INFORMATION

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2010, and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

OUTLOOK

Based upon lower than expected gold production in the first quarter of 2011 and a review of the mine plan which anticipates higher ore throughput for the balance of the year and higher ore grades in the second half of the year, Casa Berardi production guidance has been adjusted to approximately 165,000 ounces compared to the previously announced guidance of 165,000 to 170,000 ounces. The continued strength of the Canadian dollar together with the higher total cash costs in the first quarter, has also resulted in a revision to the forecast total cash costs in U.S. dollar terms of US$525 per ounce for the full year, assuming a Canadian dollar exchange rate of 0.96 against the U.S. dollar for the balance of the year.  This compares to previously forecasted total cash costs of US$495 per ounce using a Cad/US$ exchange rate at parity.

Onsite mining, milling and administration costs for 2011 are expected to decrease from the $129 per tonne experienced in the first quarter and average $117 per tonne, unchanged from previous guidance, and up 8% from 2010 unit operating costs as a result of reduced development ore, smaller stopes, and longer haulage distances.

Capital expenditures at Casa Berardi are estimated to total $51.1 million in 2011 ($7.0 million incurred in first quarter 2011), of which approximately 50% comprises expenditures that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft.

An additional $13.4 million will be invested on exploration at Casa Berardi in 2011 ($3.3 million incurred in first quarter 2011) which will include approximately 115,000 metres of surface and underground diamond drilling.  Up to 4 surface and 8 underground drill rigs will be active during the course of 2011.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

Feasibility study work on Joanna’s Hosco open pit deposit continues with completion of the study anticipated during the third quarter 2011.  Results from the step out drill program, performed in 2010 and the first quarter of 2011, in the area of the Hosco pit, will be incorporated into an updated mineral resource estimate and block model for inclusion in the study.  The evaluation and optimization of alternate metallurgical processes to treat the Hosco ore will be completed in the second quarter of 2011.  The Company has budgeted $5.4 million for feasibility study activities in 2011, of which $1.7 million was incurred in first quarter 2011, and expects the majority of these costs to be expensed.

In addition, an initial $3.7 million exploration program ($3.3 million incurred in first quarter 2011), comprising 26,000 metres of surface drilling, will concentrate on increasing mineral resources in the area of the proposed Hosco pit and the Heva deposit. The objective of the 2011 drill campaign is to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources.  Two to three drill rigs will be active during the first five months of 2011.

Aggressive exploration programs are also planned at the Company’s other Quebec properties totalling $17.1 million (before tax credits) for the remaining nine months of 2011.

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NON-GAAP MEASURES

Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing by the gold ounces sold.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.  For the first quarter of 2011, cost of sales were reduced by depreciation and depletion charges of $8.0 million and silver revenues of $0.2 million compared to $7.9 million and $0.2 million, respectively for the same period in 2010.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs included in cost of sales, as shown in the Statements of Comprehensive Income, for inventory adjustments and then dividing by the tonnes processed through the mill.  For the first quarter of 2011, operating costs were increased by inventory adjustments of $0.6 million compared to inventory adjustments of $0.1 million for the same period in 2010.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the first quarter of 2011, the average realized gold price was US$1,392 less total cash costs of US$621 for an operating profit margin of US$771, compared to an average realized gold price of US$1,010 less total cash costs of US$538 for an operating profit margin of US$472 in the same quarter of 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS effective January 1, 2011. This is the Company’s first set of interim financial statements released under IFRS, and have been prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010.

The Company’s IFRS project team identified four phases to the IFRS conversion as follows:

PHASE	DESCRIPTION	STATUS
Phase 1	Preliminary diagnostic and project plan development	Complete
Phase 2	Detailed analysis of key IFRS conversion elements	Complete
Phase 3	Implementation	Complete
Phase 4	Post implementation review	In progress

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 7

Post implementation review involves a continuation of our monitoring of changes in IFRS by the International Accounting Standards Board (IASB) and related regulatory bodies.  The IASB has proposed to issue a number of new IFRS standards throughout 2011 and beyond, which may or may not impact the Company. The Company’s IFRS project team is monitoring these proposed standards as part of Phase 4 of the IFRS transition project (“Post implementation review”), and will make any adjustments necessary as and when new IFRS standards are released.

The Audit Committee holds Management responsible for the successful continued reporting of the Company’s financial statements under IFRS. The IFRS Project Team is expected to remain intact throughout 2011 and 2012 to ensure compliance with IFRS and a successful issuance of the first annual IFRS financial statements for the year ended December 31, 2011.

Transitional financial impact

Note 16 in the interim financial statements for the quarter ended March 31, 2011 provides detailed explanations of the optional transitional exemptions selected, and the key Canadian GAAP to IFRS differences for the Company on transition.

Financial statement presentation changes

The transition to IFRS resulted in numerous financial statement presentation changes, most noticeably on the statement of comprehensive income. To help our shareholders understand these presentation changes easily we have provided an additional analysis below:

•

Expenses by function - the statement of comprehensive income now presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate line item but is included in cost of sales

•

Cost of sales - is presented above the line with revenue to show a gross profit for operations

•

Other losses (gains) - includes items the Company considers part of the operations of our business such as loss (gain) on sale of property, plant and equipment, foreign exchange gains, capital taxes and royalty income

•

Finance income - as required by IFRS, includes interest received from investments and is now presented after operating profit

•

Finance expenses - as required by IFRS, includes accretion, amortization of deferred finance costs, realized and unrealized derivative gains and is now presented after operating profit

•

Income tax expense - is now presented as one line item. Disclosure of the individual components will be made in the annual IFRS statements to be issued for the year ended December 31, 2011.

Control activities

All accounting policy statements and transitional financial position impacts were subject to review and approval by senior management and the Audit Committee. The Company applied its existing control framework to the IFRS changeover process and noted that no significant changes were required for the transition to IFRS.

Business activities and key performance measures

The Company assessed the impact of transition to IFRS on business activities and key performance measures and found no significant impact.

Information technology systems

The IFRS transition project did not have a significant impact on our information technology systems for the convergence periods. We do not expect any significant changes in the post-convergence period either.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 8

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the three month period ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

RISKS AND UNCERTAINTIES

There have been no changes in the Company’s risks and uncertainties during the three month period ended March 31, 2011 from those described in the 2010 annual financial statements and 2010 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com.

RELATED PARTY TRANSACTIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has no related party transactions or off-balance sheet arrangements to report.

SUMMARY OF QUARTERLY RESULTS (Unaudited)

	2011	2010				2009 (note 1)
in thousands of Canadian dollars, except per share data	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$47,212	$48,558	$39,882	$50,471	$39,831	$41,975	$45,549	$45,168	$42,868
Cost of sales	(29,228)	(28,023)	(27,223)	(30,382)	(27,274)	(26,314)	(29,136)	(28,366)	(26,179)
Gross profit	17,984	20,535	12,659	20,089	12,557	15,661	16,413	16,802	16,689
General and administrative costs	6,086	5,478	2,918	3,198	5,175	3,186	2,250	2,622	2,794
Exploration costs	7,104	5,372	5,741	2,831	1,969	1,070	729	738	1,232
Derivative (gains) losses	-	85	(158)	4,317	158	5,084	667	(12,931)	2,234
Profit	2,446	7,276	2,307	5,537	2,392	9,862	8,211	13,585	5,048
Earnings per share - basic	0.02	0.04	0.02	0.03	0.02	0.06	0.05	0.08	0.03
and diluted

Note 1 - Information for 2009 is presented in accordance with previous Canadian GAAP and was not required to be restated to IFRS.

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and relatively stable production costs.  The average realized Canadian dollar gold price in the first quarter of 2011 was $1,369 per ounce compared to $1,180 per ounce for the full year 2010 and $1,041 per ounce in 2009.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 9

Significant increases in exploration activities at Aurizon’s newly optioned properties in the first quarter of 2011 and the second half of 2010, together with continued exploration and feasibility work at Joanna, have resulted in higher exploration costs being charged to profit compared to 2009.

Derivative gains and losses have been impacted by volatile gold and currency fluctuations.  The Company delivered into the last of its obligations to deliver gold into call options at below market prices in the third quarter of 2010.  In prior quarters, the second quarter of 2010 had a derivative loss of $4.3 million, while the second quarter of 2009 had a derivative gain of $12.9 million and the fourth quarter of 2009 had a derivative loss of $5.1 million.

The fourth quarter of 2009 profit was positively impacted by the recognition of $4.5 million of non-refundable tax credits.

OUTSTANDING SHARE DATA

As of May 10, 2011, Aurizon had 162,282,952 common shares issued and outstanding.  In addition, 9,430,350 incentive stock options representing 5.8% of outstanding share capital are outstanding and exercisable into common shares at an average price of $5.11 per share.

Common Shares (TSX - ARZ & NYSE Amex - AZK)
	March 31,	December 31,
	2011	2010
Issued	162,271,702	162,145,702
Fully-diluted	171,815,302	171,815,302
Weighted average	162,260,681	160,249,688

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 10

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery,  anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2011, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
or
Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: David P. Hall	1050 - 3400 De Maisonneuve Blvd West
Executive Vice President & CFO: Ian S. Walton	Montreal, QC H3Z 3B8
Email: info@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Maurice Dagenais: mdagenais@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Tel: (514) 939-3989 Fax: (514) 939-3717

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 11

Aurizon Mines Ltd.

Interim Financial Statements

For the quarter ended March 31, 2011

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 12

Interim Balance Sheets as at,

(Unaudited, expressed in thousands of Canadian dollars)	Notes	March 31, 2011	December 31, 2010 (Note 16)	January 1, 2010 (Note 16)
ASSETS
Current assets
Cash and cash equivalents		$ 142,799	$ 139,341	$ 113,098
Marketable securities		1,098	1,129	-
Inventories		10,886	12,085	11,897
Accounts receivable and other receivables		9,510	7,258	4,825
Derivative instrument assets		-	-	5,274
Tax credits receivable		10,676	12,398	2,587
Total current assets		174,969	172,211	137,681
Non-current assets
Property, plant and equipment	8	155,447	152,012	163,976
Mineral properties	9	4,250	4,220	2,362
Deferred finance costs	7	450	-	-
Other assets	10	10,563	8,100	14,551
Total non-current assets		170,710	164,332	180,889
TOTAL ASSETS		$ 345,679	$ 336,543	$ 318,570

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 22,302	$ 18,905	$ 16,451
Derivative instrument liabilities		-	-	13,885
Current tax liabilities		-	-	3,752
Current portion of long-term obligations	11a	337	756	652
Total current liabilities		22,639	19,661	34,740
Non-current liabilities
Long-term obligations		-	-	705
Provisions	11	14,795	13,114	23,255
Deferred tax liabilities		35,649	35,378	28,150
Total non-current liabilities		50,444	48,492	52,110
Total liabilities		73,083	68,153	86,850

EQUITY
Shareholders’ equity
Issued capital	13b	270,244	269,677	253,874
Contributed surplus		1,022	1,022	979
Stock based compensation		14,943	13,719	10,514
Deficit and accumulated other comprehensive income		(13,613)	(16,028)	(33,647)
Total shareholders’ equity		272,596	268,390	231,720

TOTAL LIABILITIES AND EQUITY		$ 345,679	$ 336,543	$ 318,570

The attached notes form an integral part of these financial statements.

These financial statements are approved for issue by the Board of Directors on May 11, 2011. They are signed on the Company’s behalf by:

Andre Falzon, Director, Chairman of the Audit Committee

David P. Hall, CEO

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 13

Interim Statements of Comprehensive Income

		Three months ended
(Unaudited, expressed in thousands of Canadian dollars except per share amounts)	Notes	March 31, 2011	March 31, 2010 (Note 16)

Revenue		$ 47,212	$ 39,831
Less cost of sales	5	(29,228)	(27,274)
Gross profit		17,984	12,557

Less:
Exploration costs		7,104	1,969
General and administration costs	5	6,086	5,175
Other net losses/ (gains)		36	(735)
Operating profit		4,758	6,148

Add:
Finance income	6	339	89
Finance costs	6	(200)	(366)
Profit before income tax		4,897	5,871

Less:
Income tax expense		2,451	3,479
PROFIT FOR THE PERIOD		$ 2,446	$ 2,392

Other comprehensive income
Unrealized loss on marketable securities		(31)	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$ 2,415	$ 2,392

Weighted average number of common shares outstanding - Basic	162,260,681	159,143,836
Earnings per share - Basic	0.02	0.02
Weighted average number of common shares outstanding - Diluted	164,935,845	160,662,220
Earnings per share - Diluted	0.02	0.02
The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 14

Interim Statements of Changes in Equity

	Three months ended	Three months ended	Twelve months ended
(Unaudited, expressed in thousands of Canadian dollars)	March 31, 2011	March 31, 2010 (Note 16)	December 31, 2010 (Note 16)
Share capital
Balance at beginning of period	$ 269,677	$ 253,874	$ 253,874
Share issuances for cash	393	422	9,887
Fair value of share options exercised	174	189	4,316
Mineral properties payments	-	-	1,600
Balance at end of period	270,244	254,485	269,677
Contributed surplus
Balance at beginning of period	1,022	979	979
Forfeitures of vested share options	-	-	43
Balance at end of period	1,022	979	1,022
Stock based compensation
Balance at beginning of period	13,719	10,514	10,514
Stock based compensation	1,398	2,861	7,564
Forfeitures of share options Value of vested options transferred to contributed surplus	-	-	(43)
Share options exercised, transferred to share capital	(174)	(189)	(4,316)
Balance at end of period	14,943	13,186	13,719
Deficit
Balance at beginning of period	(16,407)	(33,647)	(33,647)
Net earnings for the period	2,446	2,392	17,240
Balance at end of period	(13,961)	(31,255)	(16,407)
Accumulated other comprehensive income
Balance at beginning of period	379	-	-
Unrealized gains (losses) on available-for-sale marketable securities	(31)	-	379
Balance at end of period	348	-	379
TOTAL SHAREHOLDERS’ EQUITY	$ 272,596	$237,395	$268,390

The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 15

 Interim Statements of Cash Flows

		Three months ended
(Unaudited, expressed in thousands of Canadian dollars)	Notes	March 31, 2011	March 31, 2010 (Note 16)

Cash flows from operating activities
Net income for the period		$ 2,446	$ 2,392
Adjustment for non-cash items:
Depreciation and depletion		8,036	7,891
Stock-based compensation		1,398	2,861
Unrealized derivative gains		-	(3,363)
Future income tax expense		271	2,637
Other	14b	2,071	314
		14,222	12,732
Decrease (increase) in non-cash working capital items	14a	314	(3,566)
Net cash provided by operating activities		14,536	9,166

Cash flows from investing activities
Property, plant and equipment		(2,811)	(1,583)
Mineral properties		(7,765)	(7,263)
Reclamation deposits		(418)	-
Net cash used in investing activities		(10,994)	(8,846)

Cash flows from financing activities
Issuance of shares		393	422
Deferred finance costs		(477)	-
Long-term obligations		-	(20)
Net cash (used in) provided by financing activities		(84)	402

NET INCREASE IN CASH AND CASH EQUIVALENTS		3,458	722
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD		139,341	113,098
CASH AND CASH EQUIVALENTS - END OF PERIOD		$ 142,799	$ 113,820

The attached notes form an integral part of these financial statements.

Supplemental cash flow information is disclosed in Note 14.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 16

Notes to Interim Financial Statements

1.

GENERAL INFORMATION

Aurizon Mines Ltd (“Aurizon” or “the Company”) is a Canadian based gold producer with operations, development and exploration activities in Quebec, Canada.  Aurizon is incorporated and domiciled in Canada, and has no subsidiaries and no parent entity. The address of the Company’s registered office is Suite 1120 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

2.

BASIS OF PREPARATION AND ADOPTION OF IFRS

Basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed interim financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These financial statements have been prepared on a historical cost basis, except financial instruments classified as available-for-sale and derivatives that have been measured at fair value. These financial statements are presented in Canadian dollars (Cad$) and all values are rounded to the nearest thousand (Cad$ thousand) except when otherwise indicated.

Statement of compliance

These condensed interim financial statements are unaudited and have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards. Subject to certain transition elections disclosed in note 16, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at January 1, 2010 and throughout all periods presented, under the assumption that IFRS had always been in effect. Note 16 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended December 31, 2010.

The policies applied in these condensed interim financial statements are based on IFRS issued and outstanding as of May 11, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2011 could result in restatement of these interim financial statements, including the transition adjustments recognized on transition to IFRS.

These condensed interim financial statements do not contain all of the information and disclosures required for annual financial statements, and should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 17

Notes to Interim Financial Statements

3.

SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these interim financial statements are described below:

Principles of consolidation

The Company has no subsidiaries as at March 31, 2011.

Functional currency and foreign currency translation

(i)

Functional and presentation currency

Items included in these financial statements are measured using the currency of the primary economic environment in which the Company operates (the “functional currency”). These financial statements are presented in Canadian dollars (Cad$), which is the Company’s functional and presentation currency.

(ii)

Transactions and balances

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average exchange rates prevailing during the year, except for depreciation and depletion which are translated at historical rates. The resulting gains and losses are included in the determination of earnings.

Property, plant and equipment

Mineral properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs. Depletion is provided over the estimated life of the asset using proven and probable mineral reserves net of mill recovery rates.

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (called cash-generating units or “CGUs”). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses (other than goodwill impairment), for potential reversals when events or circumstances warrant such consideration.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. If the property is assessed to be impaired, it is written down to its estimated recoverable amount.

Acquisition and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale, provided the conditions set out below in ‘development costs relating to mineral properties’ are met.  The costs are transferred to producing mining properties in the case of a property placed into production.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 18

Notes to Interim Financial Statements

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

Mineral properties (continued)

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

Development costs relating to mineral properties

Drilling and related development costs incurred to define the shape of proven and probable reserves for production planning are included in operations if they are expected to be mined within the same period. Drilling and related development costs incurred to prepare areas that will be mined in future periods are capitalized and amortized over the life of the ore body.  Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized provided that the following conditions have been met:

•

There is a probable future benefit arising from these costs that will contribute to future net cash inflows;

•

The Company can obtain the benefit and control access to it; and

•

The transaction or event giving rise to the benefit has already occurred.

The following criteria is used by management in its assessment of determining whether there is sufficient evidence that the expenditure will result in a future economic benefit to the Company:

Geology:

There is sufficient certainty that the geologic data together with other factors, such as a history of converting resources to reserves will support the likelihood of conversion of mineral resources to proven and probable reserves.

Infrastructure:	The mineral deposit can be extracted and processed utilizing existing or planned infrastructure that is within proximate access to the deposit.
Life of mine plans:

A life of mine plan, supporting geologic models, and historical costs provide inputs in the determination of additional drilling and development work required to expand or further define the mineral deposit.

Authorizations:	Operating and environmental permits exist or there is reasonable assurance that they are obtainable.
Stage of mine development:	A production stage property provides greater certainty that a future economic benefit is probable than a development stage property.

Management's estimates of gold prices, recoverable proven and probable mineral reserves, operating capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 19

Notes to Interim Financial Statements

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

Exploration properties, exploration and evaluation expenditure

Acquisition costs of exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to the statement of comprehensive income in the year in which they are incurred.  If studies performed on an exploration property demonstrate future economic benefits and the Company has secured the exploration rights to the property, the subsequent costs relating to further exploring or developing the property for eventual production are capitalized, provided the conditions discussed above are met.  Acquisition costs of abandoned properties are charged to the statement of comprehensive income in the year in which the project is abandoned.

Carrying values of capitalized exploration properties are reviewed for impairment whenever facts and circumstances suggest that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (called cash-generating units or “CGUs”). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses (other than goodwill impairment), for potential reversals when events or circumstances warrant such consideration.

Land, buildings, plant and equipment

General land, buildings, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of comprehensive income during the period in which they are incurred.

The Company allocates the amount initially recognized in respect of an item of land and buildings, plant and equipment to its significant parts and depreciates separately each such part. Residual values, methods of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Depreciation rates

Depreciation of property, plant and equipment begins when assets are available for use and is calculated as follows:

Asset category	Depreciation method	Useful Life Estimates
Mine site and tailings infrastructure	Unit of production	Life of mine
Machinery, equipment and furniture	20% declining balance	5-10 years
Computers and software	50% declining balance	2-4 years
Buildings and leasehold improvements	10% declining balance	10+ years

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 20

Notes to Interim Financial Statements

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)  Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of comprehensive income. Gains and losses arising from changes in fair value are presented in the statement of comprehensive income within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for any position expected to be realized or paid beyond twelve months of the balance sheet date, which is then classified as non-current.

(ii)   Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category, or not classified in any of the other financial instrument categories. The Company’s available-for-sale assets comprise marketable securities.

Available-for-sale investments are recognized initially at fair value plus transaction costs, and are subsequently carried at fair value, with gains or losses arising from changes in fair value recognized in other comprehensive income. Available-for-sale investments are classified as non-current, unless the investment matures within twelve months, or management expects to dispose of them within twelve months.

Interest on available-for-sale investments, calculated using the effective interest method, is recognized in the statement of comprehensive income as part of finance income. Dividends on available-for-sale equity instruments are recognized in the statement of comprehensive income as part of other gains and losses when the Company’s right to receive payment is established.  When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from other comprehensive income to other gains and losses.

(iii)   Loans and receivables: Loans and receivables are non-derivative financial assets, with fixed or determinable payments, that are not quoted in an active market. The Company’s loans and receivables are comprised of trade receivables and cash and cash equivalents, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at an amortized cost using the effective interest method less a provision for impairment.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 21

Notes to Interim Financial Statements

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

(iv)   Financial liabilities are measured at amortized cost and include trade payables, bank debt and long-term debt. Trade payables are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables are measured at amortized cost using the effective interest method. Bank debt and long-term debt are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(v)  Derivative financial instruments: The Company has used gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements. Such derivatives are revalued at each reporting period and any gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to the statement of comprehensive income.

All derivatives recorded on the balance sheet are reflected at fair value. Revaluation adjustments on these instruments are reflected in the statement of comprehensive income, because the Company does not follow hedge accounting.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. An evaluation is made as to whether a decline in fair value is significant or prolonged, based on indicators such as adverse changes in the market, economic or legal environments. If such evidence exists, the Company recognizes an impairment loss as follows:

(i)  Financial assets carried at amortized cost: the loss is the difference between the amortized cost of the loan or receivable, and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)  Available-for-sale financial assets: the impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in other comprehensive income that is reclassified to net income.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 22

Notes to Interim Financial Statements

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventory is comprised of gold bullion, in-process inventory and mine supplies.

In-process inventory and gold bullion is valued at the lower of average cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling final product.

Costs consist of direct costs related to production such as mining, milling, and refining costs, as well as a portion of indirect costs, which include depreciation of capital assets and amortization of mining assets.  Inventory unit costs are calculated based on ounces of gold produced, resulting in an imputed cost per unit produced which is subsequently attributed to the cost of the ounces of gold sold.

Mine supplies are valued at the lower of average cost and net realizable value. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the statement of comprehensive income in the period in which they are incurred.

Stock-based compensation

The Company grants stock options to key employees, directors, and officers. Each tranche is treated as a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing the stock based compensation equity account. The number of awards expected to vest is periodically reviewed, and the estimated option forfeiture rate is adjusted as required throughout the life of the option, with the final adjustment to expense occurring when the vesting period of each tranche expires.

Provisions

General

Provisions are recognized when (i) the Company has a present obligation (legal or constructive) as a result of a past event, and (ii), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and reliable estimate can be made of the amount of the obligation. If the effect of time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 23

Notes to Interim Financial Statements

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions (continued)

Asset retirement obligation provision

The Company records the present value of estimated costs of legal and constructive obligations to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas. The obligation generally arises when the asset is installed or the ground/environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated restoration cost is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the change in present value based on a risk-free discount rate. The periodic unwinding of the discount is recognized in the statement of comprehensive income as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. For closed sites, changes to estimated costs are recognized immediately in the statement of comprehensive income.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probably that the assets can be recovered.

Deferred income tax assets and liabilities are presented as non-current in the balance sheet.

Tax on income in interim periods is accrued using the tax rate that would be applicable to expected total annual earnings of the Company.

Royalties, resource taxes and revenue-based taxes are accounted for under IAS 12 Income taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority, and the amount payable is based on taxable income - rather than based on quantity produced or as a percentage of revenue - after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for the other forms of taxation.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 24

Notes to Interim Financial Statements

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Bullion sales

Revenue from the sale of gold and silver bullion is recognized when the significant risks and rewards of ownership have been transferred. This is considered to occur when title passes to the customer pursuant to a purchase arrangement from which collectability is reasonably assured. This generally occurs on the date the refinery has been instructed by the Company to transfer the bullion to a third party customer. Revenue is measured at the fair value of the consideration received or receivable.

Royalty income

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

Interest revenue

Interest revenue is recognized as it accrues, using the effective interest method.

Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options granted to employees.

Segment reporting

Operating segment disclosure is reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer of the Company (the “CEO”). The Company has identified one reportable segment and one geographical segment as at the reporting date.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 25

Notes to Interim Financial Statements

4.

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Estimates and assumptions are continuously evaluated and reviewed, and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In particular, information about significant areas of estimation uncertainty considered by management in preparing the financial statements is described below:

Asset retirement obligation

The Company assesses its provision for asset retirement obligation (“ARO”) annually, and fair values the liability at the end of each reporting period using the current risk-free discount rates. Asset retirement obligations (AROs) result from the acquisition, development, construction and ordinary operation of mining property, plant and equipment, and from environmental regulations set by regulatory authorities. AROs include costs related to tailings pond and tailings dam reclamation, and/or closure (i.e. ongoing monitoring of ground water quality in tailings dam, closing of portals, shafts and tunnels, decontamination of soil, revegetation, etc.), and removal and/or demolition of mine and processing equipment (i.e. crushers, conveyors, mills, floatation tanks, etc.), buildings and other infrastructure.

AROs are considered critical accounting estimates for the Company. There are significant uncertainties related to AROs and the impact on the financial statements could be material. The eventual timing of and costs for these AROs could differ from current estimates. The main factors that can cause expected cash flows to change are:

•

   Changes to laws and legislation

•

   Construction of new facilities

•

   Changes in the quality of water that affect the extent of water treatment required

•

   Change in the reserve estimate and the resulting amendment to the life of the mine, and

•

   Changes in technology

In general, as the life of a mine ends, the expected cash flows become more reliable; however the estimate of an ARO at the beginning of the mine life is generally more subjective. Any future changes to the estimated or actual costs for reclamation and mine closure and for the removal and/or demolition of mine and processing equipment, buildings and other infrastructure, could have a material and adverse effect of the Company’s future operating results. The provision at the current reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Changes to estimated future costs are recognized in the balance sheet by adjusting the carrying amount of the related asset included in property, plant and equipment, and the ARO provision liability.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties.  The estimate of mineral reserves is prepared by qualified persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities. The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions. A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices, and the results of drilling and exploration activities. Changes in the ore reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, provision for ARO, recognition of deferred tax assets, and depreciation and amortization charges.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 26

Notes to Interim Financial Statements

5.

EXPENSES BY NATURE

	Three months ended
	March 31, 2011	March 31, 2010

Depreciation and amortization expense	8,146	8,099
Employee benefits expense	4,725	3,908

6.

FINANCE INCOME AND COSTS

	Three months ended
	March 31, 2011	March 31, 2010
Finance income
Interest income on cash and short-term investments*	$ 339	$ 89

Finance costs
Standby fees - revolving credit facility	$ 64	$ -
Amortization of deferred finance costs	26	-
Fair value losses on financial instruments	-	158
ARO liability accretion	110	208
Total finance costs	$ 200	$ 366

*Cash earns interest at floating rates based on daily bank deposit rates. Short-term investments comprise treasury bills and bankers’ acceptance notes with maturities at the date of acquisition of less than three months, bearing interest at rates between 0.86% and 1.11% (2010: Treasury bills and bankers’ acceptance notes bearing interest between 0.10% and 0.38%).

7.

REVOLVING CREDIT FACILITY

On January 31, 2011 the Company established a US$50 million revolving credit facility with Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. The revolving credit facility has an initial three year term and is secured by a charge over the assets of Aurizon. The facility is available for drawdown in US dollars at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes. There are no hedging requirements under the terms of the credit facility.

The standby fees on undrawn amounts under the facility range between 0.75% and 1.0% per annum depending on certain financial measures.

As at March 31, 2011, there were no amounts outstanding under the credit facility.

During the quarter ended March 31, 2011, the Company capitalized the facility establishment costs of $477 thousand (2010 - $nil) that will be amortized over the three year term of the credit facility. For the period ended March 31, 2011, the Company recognized a debt issuance cost amortization expense of $27 thousand (2010 - $nil), and standby fees of $64 thousand (2010 - $nil).

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 27

Notes to Interim Financial Statements

8.

PROPERTY, PLANT AND EQUIPMENT

	Producing Property	Mine Infrastructure	Machinery and equipment	Buildings and Leasehold Improvement	Computer and Software	Office Equipment and Furniture	TOTAL
COST
At January 1, 2010	188,837	47,463	31,844	1,219	1,891	530	271,784
Additions	22,454	3,769	7,081	48	262	-	33,614
Disposals	-	-	(341)	-	-	-	(341)
Fair Value Revaluations	-	999	-	-	-	-	999
Other (note 1)	-	(11,888)	-	-	-	-	(11,888)
At December 31, 2010	211,291	40,343	38,584	1,267	2,153	530	294,168
Additions	8,375	1,049	1,526	111	35	92	11,188
Disposals	-	-	(380)	-	-	-	(380)
Fair Value Revaluations	-	(305)	-	-	-	-	(305)
At March 31, 2011	219,666	41,087	39,730	1,378	2,188	622	304,671

ACCUMULATED DEPRECIATION
At January 1, 2010	(73,829)	(19,681)	(11,804)	(843)	(1,262)	(388)	(107,807)
Charge for period	(22,149)	(7,404)	(4,481)	(31)	(380)	(28)	(34,473)
Disposals	-	-	124	-	-	-	124
At December 31, 2010	(95,978)	(27,085)	(16,161)	(874)	(1,642)	(416)	(142,156)
Charge for period	(4,926)	(1,112)	(1,173)	(10)	(68)	(10)	(7,299)
Disposals	-	-	231	-	-	-	231
At March 31, 2011	(100,904)	(28,197)	(17,103)	(884)	(1,710)	(426)	(149,224)

NET BOOK VALUE
At January 1, 2010	115,008	27,782	20,040	376	629	142	163,977
At December 31, 2010	115,313	13,258	22,423	393	511	114	152,012
At March 31, 2011	118,762	12,890	22,627	494	478	196	155,447

Note 1: The decrease of $11,888 as December 31, 2010 represents a reduction in the estimated asset retirement obligation liability at the Casa Berardi mine and a corresponding decrease in the carrying amount of the related asset included in property, plant and equipment.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 28

Notes to Interim Financial Statements

9.

MINERAL PROPERTIES

	As at
	March 31, 2011	December 31, 2010

Exploration Properties
Joanna, Quebec	$ 3,865	$ 3,865
Kipawa, Quebec	75	75
Rex South, Quebec	150	150
Duverny, Quebec	95	65
Patris, Quebec	40	40
Other	25	25
	$ 4,250	$ 4,220

10.

OTHER ASSETS

	As at
	March 31, 2011	December 31, 2010
Reclamation deposits	$ 1,315	$ 896
Non-refundable tax credits	4,341	3,493
Refundable tax credits	4,437	3,041
Workers compensation premiums	140	340
Deposit on long-term hydro-electric project	330	330
	$ 10,563	$ 8,100

11.

PROVISIONS

As at
	March 31, 2011	December 31, 2010

Asset retirement obligations	$ 12,919	$ 13,114
Non-current employee incentive payments	1,876	-
	$ 14,795	$ 13,114

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 29

Notes to Interim Financial Statements

11.

PROVISIONS (continued)

a)

Employee incentive plans

The Company has an employee incentive plan for the discovery and acquisition of Casa Berardi.  Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance payments, is paid to those participating in the plan.  The total fair value of the estimated future incentive payments to be made under this plan total $2.2 million (2010: $nil), of which the current portion totals $0.3 million and the non-current portion totals $1.9 million.

The Company also has an employee incentive plan for the discovery of other mineral deposits.  Under the terms of this plan, a bonus of 0.08% of the value of the mineral reserves as determined in an approved pre-feasibility study, to a maximum of $0.1 million, is paid to those participating in the plan.  Upon approval of a feasibility study, a bonus of 0.15% of the value of the mineral reserves, to a maximum of $0.5 million including the payment at the pre-feasibility stage shall be paid.  During the first three months of 2011, no amount in respect of the Joanna project was charged to earnings (2010 - $nil).

b)

Asset retirement obligations

	Three months ended March 31, 2011	Twelve months ended December 31, 2010
Asset retirement obligations - beginning of period	$ 13,114	$ 23,255
Change in obligations during the period	-	(11,888)
Fair value revaluations	(305)	998
Accretion expense	110	749
Asset retirement obligations - end of period	$ 12,919	$ 13,114

12.

COMMITMENTS

Contractual obligations and commitments

The Company’s significant contractual obligations and commitments as at March 31, 2011 are as follows:

(all figures undiscounted)	Note	Total	Due in Less Than 1 Year	Due 1 -3 Years	Due 3 -5 Years	Due in More Than 5 Years
Environmental and reclamation	11b	$ 18,584	$ -	$ 4,371	$ 2,902	$ 11,311
Future employee benefits	11a	2,747	443	805	592	907
Mineral properties commitments		2,271	2,241	30	-	-
Head office operating lease		1,011	190	505	316	-
Reimbursable government assistance		773	773	-	-	-
Hydro Quebec - distribution line		327	327	-	-	-
Total contractual obligations		$ 25,713	$ 3,974	$ 5,711	$ 3,810	$ 12,218

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 30

Notes to Interim Financial Statements

13.

SHARE CAPITAL

a)

Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value of which 8,050,000 are designated as series "A" convertible preferred shares (Issued - none) and 1,135,050 are designated as series "B" convertible preferred shares (Issued - none).

b)

Issued and fully paid

Common Shares	Shares	Amount
	(000’s)
As at January 1, 2010	159,008	$ 253,874
Exercise of stock options	2,923	9,887
Fair value of stock options exercised	-	4,316
Mineral property payments	214	1,600
As at December 31, 2010	162,145	269,677
Exercise of stock options	126	393
Fair value of stock options exercised	-	174
As at March 31, 2011	162,271	$ 270,244

c)

Stock-based compensation

The Company has an ownership-based compensation scheme for key employees, directors, and officers of the Company. In accordance with the terms of the plan, as approved by shareholders’ resolution dated May 11, 2007 and amended by Directors’ resolutions dated March 10, 2009, key employees, directors, and officers of the Company may be granted options to purchase ordinary shares at an exercise price to be determined by the directors at the time the option is granted, provided that such price shall be not less than the closing prices of the common shares on the Company on the TSX on the trading day immediately preceding the date of the grant of the option or if there was no trade of the Company’s common shares on such date, on the last day on which there was a trade.

The number of options granted is determined by the directors and the total of the options issued plus all other stock option plans issued shall not exceed 7% of the total number of common shares then outstanding on a non-diluted basis.

The following reconciles the share options outstanding:

	Number of Options	Weighted-average exercise price

Outstanding, January 1, 2010	7,949	$3.75
Granted	4,695	6.21
Exercised	(2,923)	3.38
Expired or forfeited	(51)	4.13
Outstanding, December 31, 2010	9,670	5.05
Granted	-	-
Exercised	(126)	3.12
Expired or forfeited	-	-
Outstanding, March 31, 2011	9,544	$5.06

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 31

Notes to Interim Financial Statements

13.

SHARE CAPITAL (continued)

c)

Stock-based compensation (continued)

The following shows the vested and exercisable and total outstanding share options, by exercise price range:

Vested and exercisable options			All outstanding options
Exercise price range	Vested and exercisable options	Remaining contractual life (years)	Weighted average exercise price	Exercise price range	Outstanding options	Remaining contractual life (years)	Weighted average exercise price
$2.38 - $2.99	1,177	2.0	$2.79	$2.38 - $2.99	1,514	2.1	$2.83
$3.00 - $3.99	837	1.4	$3.81	$3.00 - $3.99	837	1.4	$3.81
$4.00 - $4.99	2,358	2.5	$4.49	$4.00 - $4.99	3,095	2.8	$4.57
$5.00 - $5.99	861	2.5	$5.09	$5.00 - $5.99	1,479	2.9	$5.15
$6.00 - $6.99	268	3.1	$6.09	$6.00 - $6.99	334	3.3	$6.08
$7.00 - $7.59	646	4.7	$7.53	$7.00 - $7.59	2,285	4.7	$7.52
Totals	6,147	2.5	$4.54	Totals	9,544	3.0	$5.08

14.

CASH FLOW INFORMATION

a)

Analysis of change in non-cash working capital items

	Three months ended
	March 31, 2011	March 31, 2010

Accounts receivable, prepaid expenses and exploration advances	($ 2,253)	($ 6)
Gold inventory	565	90
Supplies inventory	(105)	(58)
Current provincial resource taxes payable	-	(3,706)
Accounts payable and accrued liabilities	3,402	135
Refundable tax credits	(1,396)	(377)
Non-refundable tax credits	(848)	(207)
Capital taxes	60	263
Current income taxes	1,662	-
Other	(773)	300
Decrease (increase) in non-cash working capital items	$ 314	($ 3,566)

b)

Other non-cash adjustments to operating activities

Three months ended
March 31, 2011	March 31, 2010
Employee incentives payment accrual	$ 1,586	$ -
Quebec workers’ compensation credits	199	40
Loss on disposal of property, plant and equipment	150	65
Accretion	110	209
Amortization of deferred finance costs	26	-
Decrease in non-cash working capital items	$ 2,071	$ 314

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 32

Notes to Interim Financial Statements

15.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

The remuneration of directors and members of key management personnel during the period was as follows:

Three months ended
	March 31, 2011	March 31, 2010

Short-term benefits	$ 419	$ 626
Stock-based compensation	1,974	743
	$ 2,393	$ 1,369

16.

TRANSITION TO IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“CGAAP”). These interim financial statements, for the 3 months ended March 31, 2011, are the first the Company prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1 First time adoption of IFRS.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the general principal of retrospective restatement. The Company has elected to use the following exemptions:

•

IFRS 2 Share-based payment - The Company has elected to use the transition exemption available to not retrospectively apply the IFRS 2 calculation method to any share options granted after November 7, 2002 and/or vested before January 1, 2010.

•

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Company has re-measured the provisions as at January 1, 2010 under IAS 37 Provisions, contingent liabilities and contingent assets, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates, and recalculated the accumulated depreciation, depletion and amortization under IFRS up to the transition date.

•

IAS 23 (R) ‘Borrowing Costs’ - The Company has elected to apply the exemption from full retrospective application as allowed under IAS 23 (R).

IFRS transition statements

The Company has prepared IFRS transition statement reconciliations from Canadian GAAP to IFRS. Following these statements are explanatory notes to the principal adjustments made by the Company in restating its previous Canadian GAAP statements into IFRS.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 33

Notes to Interim Financial Statements

Transition to IFRS - Reconciliation of Balance Sheet as at January 1, 2010

(Unaudited, expressed in thousands of Canadian dollars)	Note	Previous CGAAP	IFRS Reclassification	IFRS Adjustment	IFRS
ASSETS
Current assets
Cash and cash equivalents		$ 113,098	$ -	$ -	$ 113,098
Inventories		11,897	-	-	11,897
Accounts receivable and prepaid expenses		4,825	-	-	4,825
Derivative instrument assets		5,274	-	-	5,274
Tax credits receivable		2,587	-	-	2,587
Total current assets		137,681	-	-	137,681

Non-current assets
Property, plant and equipment	ii, vi	53,691	115,008	(4,723)	163,976
Mineral properties	vi	117,370	(115,008)	-	2,362
Other assets		14,551	-	-	14,551
Total non-current assets		185,612	-	(4,723)	180,889
TOTAL ASSETS		$ 323,293	$ -	($ 4,723)	$ 318,570

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$ 16,451	$ -	$ -	$ 16,451
Derivative instrument liabilities		13,885	-	-	13,885
Current portion of long-term obligations		652	-	-	652
Current provincial resource taxes payable	vii	3,752	(3,752)	-	-
Current tax liabilities	vii	-	3,752	-	3,752
Current portion of future income and resource tax liability	iii	1,275	(1,275)	-	-
Total current liabilities		36,015	(1,275)	-	34,740

Non-current liabilities
Long-term obligations		705	-	-	705
Asset retirement obligation	vii	21,816	(21,816)	-	-
Provisions	ii	-	21,816	1,439	23,255
Future income and resource tax liabilities	iii	29,120	(29,120)	-	-
Deferred tax liabilities	iii	-	30,395	(2,245)	28,150
Total non-current liabilities		51,641	1,275	(806)	52,110
Total liabilities		87,656	-	(806)	86,850

Shareholders’ equity
Issued capital	iv, v	247,365	6,509	-	253,874
Contributed surplus		979	-	-	979
Stock-based compensation	i	10,178	-	336	10,514
Deficit	i, ii, iii, iv, v	(22,885)	(6,509)	(4,253)	(33,647)
Total shareholders’ equity		235,637	-	(3,917)	231,720
TOTAL LIABILITIES AND EQUITY		$ 323,293	$ -	($ 4,723)	$ 318,570

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 34

Notes to Interim Financial Statements

Transition to IFRS - Reconciliation of Balance Sheet as at March 31, 2010

(Unaudited, expressed in thousands of Canadian dollars)	Note	Previous CGAAP	IFRS Reclassification	IFRS Adjustment	IFRS
ASSETS
Current assets
Cash and cash equivalents		$ 113,820	$ -	$ -	$ 113,820
Inventories		11,937	-	-	11,937
Accounts receivable and prepaid expenses		4,831	-	-	4,831
Derivative instrument assets		3,661	-	-	3,661
Tax credits receivable		2,587	-	-	2,587
Current portion of future income taxes		1,649	-	-	1,649
Total current assets		138,485	-	-	138,485

Non-current assets
Property, plant and equipment	ii, vi	52,326	117,195	(4,709)	164,812
Mineral properties	vi	119,560	(117,195)	-	2,365
Other assets		14,531	-	-	14,531
Total non-current assets		186,417	-	(4,709)	181,708
TOTAL ASSETS		$ 324,902	$ -	($ 4,709)	$ 320,193

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$ 16,586	$ -	$ -	$ 16,586
Derivative instrument liabilities		8,909	-	-	8,909
Current portion of long-term obligations		642	-	-	642
Current provincial resource taxes payable	vii	46	(46)	-	-
Current tax liabilities	vii	-	46	-	46
Total current liabilities		26,183	-	-	26,183

Non-current liabilities
Long-term obligations		717	-	-	717
Asset retirement obligation	ii	22,075	(22,075)	-	-
Provisions	ii	-	22,075	1,386	23,461
Future income and resource tax liabilities	iii	34,637	(34,637)	-	-
Deferred tax liabilities	iii	-	34,637	(2,200)	32,437
Total non-current liabilities		57,429	-	(814)	56,615
Total liabilities		83,612	-	(814)	82,798

Shareholders’ equity
Issued capital	iv, v	247,976	6,509	-	254,485
Contributed surplus		979	-	-	979
Stock-based compensation	i	13,004	-	182	13,186
Deficit	i, ii, iii, iv, v	(20,669)	(6,509)	(4,077)	(31,255)
Total shareholders’ equity		241,290	-	(3,895)	237,395
TOTAL LIABILITIES AND EQUITY		$ 324,902	$ -	($ 4,709)	$ 320,193

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 35

Notes to Interim Financial Statements

Transition to IFRS - Reconciliation of Balance Sheet as at December 31, 2010

(Unaudited, expressed in thousands of Canadian dollars)	Note	Previous CGAAP	IFRS Reclassification	IFRS Adjustment	IFRS
ASSETS
Current assets
Cash and cash equivalents		$ 139,341	$ -	$ -	$ 139,341
Marketable securities		1,129	-	-	1,129
Inventories		12,085	-	-	12,085
Accounts receivable and prepaid expenses		7,258	-	-	7,258
Derivative instrument assets		-	-	-	-
Tax credits receivable		12,398	-	-	12,398
Total current assets		172,211	-	-	172,211

Non-current assets
Property, plant and equipment	ii, vi	40,841	115,314	(4,142)	152,012
Mineral properties	vi	119,534	(115,314)	-	4,220
Other assets		8,100	-	-	8,100
Total non-current assets		168,475	-	(4,142)	164,332
TOTAL ASSETS		$ 340,686	$ -	$ (4,142)	$ 336,543

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$ 18,904	$ -	$ -	$ 18,904
Derivative instrument liabilities		-	-	-	-
Current portion of long-term obligations		756	-	-	756
Current provincial resource taxes payable		-	-	-	-
Current tax liabilities		-	-	-	-
Current portion of future income and resource tax liability	iii	3,389	(3,389)	-	-
Total current liabilities		23,049	(3,389)	-	19,660

Non-current liabilities
Long-term obligations		-	-	-	-
Asset retirement obligation	ii	11,532	(11,532)	-	-
Provisions	ii	-	11,532	1,582	13,114
Future income and resource tax liabilities	iii	34,488	(34,488)	-	-
Deferred tax liabilities	iii	-	37,877	(2,499)	35,378
Total non-current liabilities		46,020	3,389	(917)	48,492
Total liabilities		69,069	-	(917)	68,152

Shareholders’ equity
Issued capital	iv, v	263,168	6,509	-	269,677
Contributed surplus		1,022	-	-	1,022
Stock-based compensation	i	13,800	-	(81)	13,719
Deficit	i, ii, iii, iv, v	(6,373)	(6,509)	(3,145)	(16,027)
Total shareholders’ equity		271,617	-	(3,226)	268,391

TOTAL LIABILITIES AND EQUITY		$ 340,686	$ -	($ 4,142)	$ 336,543

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 36

Notes to Interim Financial Statements

Transition to IFRS - Reconciliation of Interim Statement of Comprehensive Income

For the three months ended March 31, 2010

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)	Note	Previous GAAP	IFRS Reclassifications	IFRS Adjustments	IFRS

Revenue		$ 39,831	$ -	$ -	$ 39,831
Costs of sales	vii	-	(27,290)	16	(27,274)
Gross profit		39,831	(27,290)	16	12,557

Less:
Operating	vii	19,424	(19,424)	-	-
Depreciation, depletion and accretion	vii	8,166	(8,166)	-	-
Other income	vii	(110)	110	-	-
Exploration	vii	2,176	(207)	-	1,969
General and administration costs	i, vii	5,288	41	(154)	5,175
Derivative losses	vii	158	(158)	-	-
Foreign exchange gain/loss	vii	(978)	978	-	-
Capital taxes	vii	264	(264)	-	-
Non refundable tax credits	vii	(207)	207	-	-
Other gains or losses (net)	vii		(735)	-	(735)
Net operating income before finance and taxation		5,650	328	170	6,148

Add:
Finance income	vii	-	89	-	89
Finance costs	ii, vii	-	(417)	51	(366)
Net income before income tax		5,650	-	221	5,871

Current provincial resource taxes	vii	(842)	842	-	-
Future provincial resource taxes	vii	(373)	373	-	-
Future income taxes	vii	(2,219)	2,219	-	-
Income tax expense	vii	-	(3,434)	(45)	(3,479)
NET INCOME FOR THE PERIOD		$ 2,216	$ -	$ 176	$ 2,392

Other comprehensive Income
Unrealized loss on marketable securities		-	-	-	-
NET COMPREHENSIVE INCOME FOR THE PERIOD		$ 2,216	$ -	$ 176	$ 2,392

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 37

Notes to Interim Financial Statements

Transition to IFRS - Reconciliation of Interim Statement of Comprehensive Income

For the year ended December 31, 2010

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)	Note	Previous GAAP	IFRS Reclassifications	IFRS Adjustments	IFRS

Revenue		$ 178,743	$ -	$ -	$ 178,743
Costs of sales	vii	-	(113,053)	150	(112,903)
Gross profit		178,743	(113,053)	150	65,840

Less:
Operating	vii	78,663	(78,663)	-	-
Depreciation, depletion and accretion	vii	35,434	(35,434)	-	-
Other income	vii	-	-	-	-
Exploration	vii	15,642	-	-	15,642
General and administration costs	i, vii	17,177	8	(415)	16,770
Loss on derivative financial instruments	vii	4,402	(4,402)	-	-
Foreign exchange gain/loss	vii	(1,541)	1,541	-	-
Capital taxes	vii	(343)	343	-	-
Non refundable tax credits	vii	-	-	-	-
Other gains or losses (net)	vii	(991)	(965)	-	(1,956)
Net operating income before finance and taxation		30,299	(4,519)	565	35,384

Add:
Finance income	vii	-	919	-	919
Finance costs	ii, vii	-	(5,438)	286	(5,152)
Net income before income tax		30,299	-	851	31,151

Current provincial resource taxes	vii	(6,684)	6,684	-	-
Future provincial resource taxes	vii	(7,482)	7,482	-	-
Future income taxes	vii	-	-	-	-
Income tax expense	vii	-	(14,166)	256	(13,911)
NET INCOME FOR THE PERIOD		$ 16,133	$ -	$ 1,107	$ 17,240

Other comprehensive Income
Unrealized loss on marketable securities		379	-	-	379
NET COMPREHENSIVE INCOME FOR THE PERIOD		$ 16,512	$ -	$ 1,107	$ 17,619

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 38

Notes to Interim Financial Statements

16.

TRANSITION TO IFRS  (continued)

Restatement Notes

IFRS 2 adjustment

Stock options issued by the Company have a specific vesting schedule which is treated differently under IFRS compared to Canadian GAAP.  The Company has reviewed the Canadian GAAP stock-based compensation calculation methods and adjusted the methods to take into account the required IFRS compliant changes. The Company has also elected to use the transition exemption available under IFRS 1 to not retrospectively apply the new calculation method to any share option tranche that was granted after November 7, 2002 and vesting before January 1, 2010.

Asset retirement obligation adjustment

Canadian GAAP calculates ARO using current credit-adjusted, risk-free rates for upward adjustments, and the original credit-adjusted, risk free rate for downward revisions. The original liability is not adjusted for changes in current discount rates. IFRS however, calculates ARO using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting period to reflect changes in assumptions or discount rates.

To calculate the ARO liability and long-lived asset under IFRS, the Company has elected to apply the exemption available from full retrospective application as allowed under IFRS 1. As such, the Company has re-measured the rehabilitation liability as at January 1, 2010 and subsequent change in obligations under IAS 37 Provisions, contingent liabilities and contingent assets, estimating the amount to be included in the related asset by discounting the liability to the date of first disturbance in which the liability arose, using best estimates of the historical risk-free discount rates, and recalculating the accumulated depreciation and amortization under IFRS.

In addition, under Canadian GAAP, the unwinding of the discount was included with depreciation and amortization expense, and has now been reclassified to finance costs as required under IFRS.

Deferred tax

Under Canadian GAAP deferred taxation assets were classified between current and non-current based on the classification of the underlying asset and liabilities that gave rise to the differences. IAS 12 Income taxes requires that all deferred taxation amounts be classified as non-current.

Deferred taxes have also been adjusted for the changes to accounting base values arising as a result of the adjustments for first time adoption of IFRS.

Flow-through shares

Flow-through shares are a unique Canadian income tax incentive which are subject to specific guidance under Canadian GAAP and US GAAP; however, there is no equivalent IFRS guidance. In the absence of specific guidance, the Company has adopted the approach to account for flow-through shares such that amounts resulting from the renunciation of flow-through expenditures will no longer be reflected as a reduction of share capital.

Aurizon Mines Ltd.	2011 FIRST QUARTER REPORT	Page | 39

Notes to Interim Financial Statements

16.

TRANSITION TO IFRS  (continued)

Restatement notes (continued)

Share issuance costs

Under IFRS, any private placements undertaken require the amount credited to share capital to be the net amount of cash that has been raised, plus the value of any tax benefit. The Company has reviewed all prior private placements, share issuance costs and effective annual tax rates, and calculated an IFRS adjustment for the value of the tax benefit previously recorded to equity under Canadian GAAP.

Property, plant and equipment

Upon transition to IFRS, producing mineral properties are now presented in property, plant and equipment in accordance with IAS 16 Property, plant and equipment. Exploration and evaluation assets continue to be classified as mineral properties as per the requirements of IFRS 6 Exploration for and evaluation of mineral resources.

Presentation changes

The transition to IFRS resulted in numerous financial statement presentation changes (‘reclassifications’), most noticeably on the statement of comprehensive income. These reclassifications have been identified in the reconciliations contained within this note and have no impact on the final equity position of the Company. To help our shareholders understand these presentation changes easily we have provided an additional analysis below:

•

Expenses by function - the statement of comprehensive income now presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate line item but is included in cost of sales

•

Cost of sales - is presented above the line with revenue to show a gross profit for operations

•

Other losses (gains) - includes items the Company considers part of the operations of our business such as loss (gain) on sale of property, plant and equipment, foreign exchange gains, capital taxes and royalty income

•

Finance income - as required by IFRS, includes interest received from investments and is now presented after operating profit

•

Finance expenses - as required by IFRS, includes accretion, amortization of deferred finance costs, realized and unrealized derivative gains and is now presented after operating profit

•

Income tax expense - is now presented as one line item. Disclosure of the individual components will be made in the annual IFRS statements to be issued for the year ended December 31, 2011.